Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED MAY 31, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Update.

Asset Update

Senior Mortgage Loan – Square One Mesa - Update

On October 14, 2016, we directly acquired a first mortgage loan with a maximum principal balance of $1,300,000 (the “Square One Mesa Senior Loan”). The borrower, 1803 Mesa, LLC, (“Square One Mesa”), a California limited liability company, used the loan proceeds to acquire a to-be-entitled land parcel, located at 1803 South Mesa Street, San Pedro, CA, 90731 (the “Square One Mesa Property”). The Square One Mesa Senior Loan was secured by the Square One Mesa Property.  Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Square One Borrower.

On May 25, 2017, Square One Mesa paid off the investment for the full amount of the Square One Mesa Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 11% interest received per annum. Principal drawn to date amounted to $1,300,000 as of the pay-off date. Square One Mesa successfully sold the Square One Mesa Property after receiving entitlements to a public homebuilder who intends to develop the site.